EXHIBIT 11.1

Cordia Corporation
Computation of Per Share Earnings
(unaudited)

	For the Three Months Ended
	March 31,
	2006	2005

NUMERATOR – BASIC AND DILUTED CALCULATION
Net Income	$ 103,009	$ 422,830

Numerator for Basic and Diluted Calculation Earnings Per Share	$ 103,009	$ 422,830

DENOMINATOR

Weighted average number of common shares outstanding	5,529,841	4,506,543

Assumed conversion of preferred stock	766,800	467,453
Assumed exercise of stock options	708,238	334,560

Denominator for Diluted Earnings Per Share	7,004,879	5,308,556

Basic earnings per common share	$ 0.02	$ 0.09

Diluted earnings per common share	$ 0.01	$ 0.08